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Filed by IMC Global Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company: Phosphate Resource Partners Limited Partnership

Commission File Number for Registration Statement: 333-114612

        This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding expected quarterly and annual results for 2004, expectations regarding the phosphate market recovery and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of IMC Global's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; DAP and potash pricing, margins and realizations; and the prices of raw materials. Additional factors that could cause IMC Global's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K, as amended by Amendment No. 1 on Form 10-K/A, of IMC Global filed with the Securities and Exchange Commission (the "SEC") and available at the SEC's Internet site (http://www.sec.gov).

        IMC Global has filed a definitive proxy statement/prospectus regarding the proposed PLP merger transaction with the SEC, which was mailed to PLP unitholders on or about September 21, 2004. PLP unitholders are urged to read the definitive proxy statement/prospectus regarding the proposed transaction because it contains important information relating to IMC Global, PLP and the proposed merger. PLP unitholders are able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about IMC Global and PLP, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the documents filed with the SEC by IMC Global that are incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: Douglas A. Hoadley, or by telephone at (847) 739-1200, email: dahoadley@imcglobal.com. Documents filed with the SEC by PLP may be obtained, free of charge, by directing a request to Phosphate Resource Partners Limited Partnership, 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045-2561, or by telephone, (847) 739-1200.

        IMC Global, and its respective directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies in connection with any possible merger transaction. Information regarding such persons and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus filed with the SEC on September 20, 2004.

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Phosphate Resource Partners
Limited Partnership

IMC Global Inc. 100 South Saunders Road Lake Forest, Illinois 60045-2561 847.739.1200
FOR IMMEDIATE RELEASE	News Release
Investor and Media Contact: Douglas Hoadley 847.739.1826 dahoadley@imcglobal.com

IMC GLOBAL PROVIDES THIRD QUARTER PRELIMINARY ESTIMATES

        LAKE FOREST, IL, October 15, 2004—IMC Global Inc. (NYSE: IGL) and Phosphate Resource Partners Limited Partnership (NYSE: PLP) today announced that although financial results for its third quarter ended September 30, 2004 are not yet final, IMC currently estimates that it will incur a loss for the third quarter due to the impact of three events. These events include the previously announced termination of a Rock Sales Agreement with U.S. Agri-Chemicals (USAC), the unfavorable impact of a stronger Canadian dollar and the negative impact from three hurricanes in Florida that resulted in an interruption to phosphate rock and concentrates production and high water handling and treatment costs.

        As reported earlier, IMC Phosphates Company has elected to terminate its Rock Sales Agreement with USAC effective October 1, 2007. As a result of an obligation to return a previously received payment under the agreement, plus interest charges, less certain credits, IMC will incur a third quarter 2004 charge of approximately 50 cents per share. However, the return of the payment is not required until the contract is terminated in 2007.

        IMC's third quarter results will include an estimated loss of approximately 13 cents per share due to the impact from three hurricanes in Florida that resulted in lost production of approximately 140,000 tons of granulated product (DAP/MAP/TSP). In addition, this loss includes a charge for the handling and treatment of water resulting from excessive rainfall from the hurricanes that raised the water levels in certain gypsum stacks and water retention ponds. IMC's assessment of the total costs of such water handling is ongoing. The 13 cents per share represents IMC's best estimate at the current time of the impact of lost production and the expected costs of water treatment based on information currently available.

        There will also be a non-cash charge in the third quarter of 15 cents per share for the unfavorable impact of a stronger Canadian dollar.

        Including the three events which total approximately 78 cents per share, IMC preliminarily estimates its loss for the quarter will be in the range of 60 cents per share.

        The Company indicated that, aside from the one time impact of the Rock Sales Agreement cancellation and the hurricanes, market conditions and earnings improved throughout the quarter and into October. The phosphate market continues to be tight with low inventories and steady demand supporting continued strong pricing. PhosChem, the U.S. phosphate export organization, recently signed an agreement with CNAMPGC of China for the purchase of up to 1.9 million metric tonnes in 2005 which indicates world demand may remain strong through next year.

        The potash market fundamentals also remain strong. North American potash inventories are historically low and prices continue to rise. Domestic demand remains strong and IMC announced a $10 per ton domestic potash price increase in September, which is in addition to a $15 per ton price increase announced in June. In addition, CANPOTEX Limited, the off shore sales association for Saskatchewan potash producers, continues to increase its estimates of off shore sales.

        IMC has scheduled a special meeting of common shareholders on October 20, 2004 to vote on the proposed merger with the Cargill Fertilizer businesses. If the merger is approved, the companies are expected to merge on or about October 22 and IMC will no longer be a separate publicly traded company as of the date of the merger.

As a result, IMC does not intend to issue an earnings release or hold an earnings call for the third quarter. It will file a quarterly report on Form 10-Q for the quarter ended September 30, 2004 with the SEC.

        With 2003 revenues of $2.2 billion, IMC Global is the world's largest producer and marketer of concentrated phosphates and potash crop nutrients for the agricultural industry and a leading global provider of feed ingredients for the animal nutrition industry. For more information, visit IMC Global's Web site at imcglobal.com.

        PLP is engaged in the production and sale of phosphate crop nutrients and animal feed ingredients. For more information, visit the PLP Web site at phosplp.com.

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Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding expected quarterly and annual results for 2004, expectations regarding the phosphate market recovery and potash market fundamentals, expectations regarding the proposed transactions with PLP and Cargill Crop Nutrition,estimated costs and the impact of lost production associated with the effect of the three Florida hurricanes, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of IMC Global's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in IMC Global's forward-looking statements: increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; DAP and potash pricing, margins and realizations; the prices of raw materials; regulatory and shareholder approvals of pending transactions; the cost of maintenance and water handling materials and third party contractors; and costs associated with regulatory compliance with water handling and treatment rules and regulations. Additional factors that could cause IMC Global's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K of IMC Global as amended by Amendment No. 1 on Form 10/K-A, filed with the SEC and available at the SEC's Internet site (http://www.sec.gov).

Not a Proxy Solicitation for IMC Global and Cargill Crop Nutrition Combination

This communication is not a solicitation of a proxy from any security holder of IMC Global or Cargill, Incorporated. The Mosaic Company (formerly Global Nutrition Solutions, Inc.) has filed a definitive proxy statement/prospectus regarding the proposed transaction with the SEC, which was mailed to IMC Global's common stockholders on or about September 21, 2004. Stockholders are urged to read the definitive proxy statement/prospectus regarding the proposed transaction, because it contains important information. Stockholders are able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Cargill and IMC Global, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: Douglas A. Hoadley, or by telephone at (847) 739-1200, email: dahoadley@imcglobal.com, or to Cargill, Incorporated, 15407 McGinty Road West, MS 25, Wayzata, Minnesota 55391, Attention: Lori Johnson, or by telephone at (952) 742-6194, email: lori_johnson@cargill.com.

The respective directors and executive officers of Cargill and IMC Global and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding such persons and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus filed with the SEC on September 20, 2004.

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IMC GLOBAL PROVIDES THIRD QUARTER PRELIMINARY ESTIMATES